UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Marrone Bio Innovations, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

57165B106

(CUSIP Number)

Wendy J. Hills

Waddell & Reed Financial, Inc.

6300 Lamar Avenue

Overland Park, Kansas 66202

(913) 236-2000

Copies to:

Glen J. Hettinger

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

(214) 855-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106

(1)	Names of Reporting Persons

IVY INVESTMENT MANAGEMENT COMPANY TAX ID NO. 03-0481447

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

(7)	Sole Voting Power	28,714,892 (See Item 5)

(8)	Shared Voting Power	0

(9)	Sole Dispositive Power	28,714,892 (See Item 5)

(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
28,714,892 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11)

27.1% (See Item 5)

(14)	Type of Reporting Person (See Instructions)

IA

CUSIP No. 57165B106

(1)	Names of Reporting Persons

WADDELL & REED INVESTMENT MANAGEMENT COMPANY TAX ID NO. 48-1106973

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

Kansas

Number of Shares Beneficially Owned by Each Reporting Person With

(7)	Sole Voting Power	0 (See Item 5)

(8)	Shared Voting Power	0

(9)	Sole Dispositive Power	0 (See Item 5)

(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
0 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11)

0.0% (See Item 5)

(14)	Type of Reporting Person (See Instructions)

IA

CUSIP No. 57165B106

(1)	Names of Reporting Persons

WADDELL & REED, INC. TAX ID NO. 43-1235675

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

(7)	Sole Voting Power	0 (See Item 5)

(8)	Shared Voting Power	0

(9)	Sole Dispositive Power	0 (See Item 5)

(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
0 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11)

0.0% (See Item 5)

(14)	Type of Reporting Person (See Instructions)

BD

CUSIP No. 57165B106

(1)	Names of Reporting Persons

WADDELL & REED FINANCIAL SERVICES, INC. TAX ID NO. 43-1414157

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

Missouri

Number of Shares Beneficially Owned by Each Reporting Person With

(7)	Sole Voting Power	0 (See Item 5)

(8)	Shared Voting Power	0

(9)	Sole Dispositive Power	0 (See Item 5)

(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

0 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

0.0% (See Item 5)

(14)	Type of Reporting Person (See Instructions)

HC

CUSIP No. 57165B106

(1)	Names of Reporting Persons

WADDELL & REED FINANCIAL, INC. TAX ID NO. 51-0261715

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

(7)	Sole Voting Power	28,714,892 (See Item 5)

(8)	Shared Voting Power	0

(9)	Sole Dispositive Power	28,714,892 (See Item 5)

(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

28,714,892 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

27.1% (See Item 5)

(14)	Type of Reporting Person (See Instructions)

HC

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Waddell & Reed Financial, Inc. (“WDR”), Waddell & Reed Financial Services, Inc. (“WRFSI”), Waddell & Reed, Inc. (“WRI”), Waddell & Reed Investment Management Company (“WRIMCO”), and Ivy Investment Management Company (“IICO”) on February 15, 2018. This Amendment is being filed to reflect that on February 26, 2018, the assets of all open-end investment companies and other managed accounts which were advised or sub-advised by WRIMCO were transferred to similar open-end investment companies and other managed accounts which are advised or sub-advised by IICO. WRIMCO is an investment advisory subsidiary of WRI, WRI is a broker-dealer and underwriting subsidiary of WRFSI, and WRFSI is a subsidiary of WDR. As a result of such transaction, WRIMCO, WRI, and WRFSI may no longer be deemed to have beneficial ownership of the securities of Marrone Bio Innovations, Inc. Therefore, this is an exit filing for WRIMCO, WRI, and WRFSI. This Amendment is also being filed to correct the following inadvertent typographical error: the Original Schedule 13D inadvertently reported the number of shares of common stock of Marrone Bio Innovations, Inc. beneficially owned by WDR as 28,714,912 shares and is being amended by this Amendment to 28,714,892 shares. This Amendment amends the information disclosed in the Original Schedule 13D as set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

This statement is jointly filed by WDR, a Delaware corporation, WRFSI, a Missouri corporation, WRI, a Delaware corporation, WRIMCO, a Kansas corporation, and IICO, a Delaware corporation. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal office and business address of each of the Reporting Persons is 6300 Lamar Avenue, Overland Park, Kansas 66202. The principal business of WDR is to serve as a parent holding company for WRFSI and IICO. The principal business of WRFSI is to serve as a parent holding company for WRI. The principal business of WRI is to serve as registered broker-dealer and investment adviser that acts primarily as the national distributor and underwriter for shares of various mutual funds. The principal business of each of WRIMCO and IICO is to serve as a registered investment advisor for various mutual funds.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Information regarding the executive officers, directors or other control persons of WDR, WRFSI, WRI, WRIMCO, and IICO is set forth on Schedule 1, Schedule 2, Schedule 3, Schedule 4, and Schedule 5 attached hereto, respectively, which Schedules are hereby incorporated by reference. All such persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended and restated in its entirety as follows:

The Issuer converted, pursuant to an amendment, dated December 15, 2017, to the senior secured promissory notes, dated as of August 20, 2015, in the aggregate principal amount of $40,000,000 (the “Waddell Notes”), issued and sold to Ivy Science & Technology Fund, Waddell & Reed Advisors Science & Technology Fund and Ivy VIP Science & Technology (collectively, the “Funds”), $35,000,000 aggregate principal amount of the Waddell Notes into an aggregate of 20,000,000 shares of Common Stock, a $1.75 per share conversion rate, and 4,000,000 warrants to purchase shares of Common Stock reported in this Schedule 13D. The funds used to purchase the Waddell Notes were derived from the working capital of the Funds. The Funds purchased the Waddell Notes pursuant to a purchase agreement (the “Notes Purchase Agreement”), dated as of August 20, 2015, by and among the Issuer and the Funds. The Waddell Notes are secured by substantially all of the Issuer’s personal property assets pursuant to a security agreement (the “Security Agreement”) entered into among the Issuer, IICO, and the Funds on August 20, 2015. The additional shares of Common Stock reported in this Schedule 13D, which shares were previously reported in the Waddell Schedule 13G, were purchased for an aggregate purchase price of approximately $51,657,954, and such funds were derived from the working capital of one or more open-end investment companies or other managed accounts which were, prior to the Reorganization (as defined in Item 4 below), advised or sub-advised by IICO or WRIMCO and are, as a result of the Reorganization, advised or sub-advised by IICO.

The foregoing descriptions of the Security Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Security Agreement, which is attached hereto as Exhibit 2, and is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

The Reporting Persons acquired the shares of Common Stock and warrants to purchase shares of Common Stock reported in this Schedule 13D for investment purposes. As a result of the Reorganization (as defined below), WRIMCO, WRI, and WRFSI may no longer be deemed to have beneficial ownership of the Issuer’s securities.

On December 15, 2017, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors named therein (collectively, the “Buyers”), including Ospraie Ag Science LLC (“Ospraie”). Under the terms of the Purchase Agreement, the Buyers agreed to purchase an aggregate of 44,000,001 units (the “Units”), with each Unit purchased by Ospraie consisting of one share of Common Stock and one warrant to purchase one share of Common Stock, and each Unit purchased by the other Buyers consisting of one share of Common Stock and one warrant to purchase 0.8 shares of Common Stock, for an aggregate purchase price of $30.0 million, including conversion of certain indebtedness owed to an affiliate of Ospraie. The sale of the Units pursuant to the Purchase Agreement (the “Closing”) closed on February 5, 2018.

Concurrently with its entry into the Purchase Agreement, on December 15, 2017, the Issuer also entered into an amendment to the Waddell Notes (such amendment, the “Waddell Notes Amendment”). On February 5, 2018, the Issuer converted, pursuant to the Waddell Notes Amendment, $35,000,000 aggregate principal amount of the Waddell Notes into an aggregate of 20,000,000 shares of Common Stock and 4,000,000 warrants to purchase shares of Common Stock (the “Waddell Warrants,” and such conversion, the “Waddell Debt Conversion”), such that $5,000,000 of principal under the Waddell Notes now remains outstanding. Simultaneously with the Waddell Debt Conversion, the maturity of the Waddell Notes was extended to December 31, 2022, all interest payments under the Waddell Notes was deferred to maturity on December 31, 2022, and Ospraie was granted a right of first refusal to acquire the Waddell Notes. The transactions contemplated by the Waddell Notes Amendment were effective as of, and conditioned upon, the Closing.

In connection with the Closing, the Issuer appointed two new directors designated by Ospraie to the Issuer’s Board of Directors (the “Board”) effective upon the Closing (the “Initial Designees”). The two Initial Designees are Messrs. Robert A. Woods and Yogesh Mago. Mr. Woods joined the Board as Chairman, and serves on the Audit Committee of the Board, the Nominating and Corporate Governance Committee of the Board and the Compensation Committee of the Board, which he chairs. Mr. Mago serves on the Nominating and Corporate Governance Committee of the Board, which he chairs.

Also in connection with the Closing, the Issuer entered into a voting and lock-up agreement with the Funds, certain affiliates of Ospraie (the “Ospraie Group”), certain affiliates of Ardsley Advisory Partners (the “Ardsley Group”), and Pamela G. Marrone, Ph.D. (the “Voting and Lock-Up Agreement,” and such parties collectively, the “Voting Parties”). Pursuant to the Voting and Lock-Up Agreement, the Ardsley Group, the Funds and Pamela G. Marrone each agreed to vote their existing shares of Common Stock in favor of the election of up to two directors designated by the Ospraie Group at the Issuer’s 2018 Annual Meeting of Stockholders, subject to certain conditions and limitations. Also pursuant to the Voting and Lock-Up Agreement, the Ardsley Group, the Funds and Pamela G. Marrone, and their respective affiliates, may not sell any shares of Common Stock or Common Equivalents (as defined in the Voting and Lock-Up Agreement) for a period of 180 days following the Closing date.

The foregoing descriptions of the Purchase Agreement, the Waddell Notes Amendment, the Voting and Lock-Up Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full texts of the Purchase Agreement, the Waddell Notes Amendment and the Voting and Lock-Up Agreement, which are attached hereto as Exhibit 3, Exhibit 4, and Exhibit 5, respectively, and are incorporated herein by reference.

The Waddell Warrants are immediately exercisable in cash at an exercise price of $1.25 per share of Common Stock (subject to adjustments), or via net exercise if the Issuer does not have a registration statement registering the shares underlying the Waddell Warrants effective within 180 days of the Closing date, and the Waddell Warrants may be exercised at a holder’s option at any time on or before December 31, 2020. In addition, at the election of a Waddell Warrant holder, the Issuer is required to redeem its Waddell Warrant upon the occurrence of any Fundamental Transaction (as defined in the Waddell Warrant), and the Waddell Warrants are subject to weighted-average antidilution provisions.

The foregoing description of the Waddell Warrant does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Form of Waddell Warrants, which is attached hereto as Exhibit 6, and is incorporated herein by reference.

On December 15, 2017, the Funds and certain other parties (together, and including any successors and assigns to the Registration Rights Agreement, the “Holders”) entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to standard registration rights, including filing a registration statement with the SEC within 60 days of the Closing date covering the resale of the shares of Common Stock (including shares issuable upon exercise of the Waddell Warrants) issued pursuant to the terms of the Waddell Notes Amendment and pursuant to certain other related transactions. The Registration Rights Agreement also provides that each of the Holders will not sell or otherwise dispose of their shares of Common Stock or securities exercisable for or convertible into Common Stock, commencing on December 15, 2017 and ending 180 days after the Closing, subject to customary exceptions.

The foregoing descriptions of the Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 7, and is incorporated herein by reference.

On February 26, 2018, the assets of all open-end investment companies and other managed accounts which were advised or sub-advised by WRIMCO were transferred to similar open-end investment companies and other managed accounts which are advised or sub-advised by IICO, pursuant to an Agreement and Plan of Reorganization (the “Reorganization Agreement”), dated as of November 15, 2017, by and between the Ivy Funds, a statutory trust created under the laws of the State of Delaware, and the Waddell & Reed Advisors Funds, a statutory trust created under the laws of the State of Delaware, and joined in by WRIMCO and IICO solely for the purposes stated therein (the “Reorganization”). As part of the Reorganization, the assets of Waddell & Reed Advisors Science & Technology Fund were transferred to Ivy Science & Technology Fund. WRIMCO is an investment advisory subsidiary of WRI, WRI is a broker-dealer and underwriting subsidiary of WRFSI, and WRFSI is a subsidiary of WDR. As a result of the Reorganization, WRIMCO, WRI, and WRFSI may no longer be deemed to have beneficial ownership of the Issuer’s securities.

The foregoing descriptions of the Reorganization Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Form of Reorganization Agreement, which is attached hereto as Exhibit 10, and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a)-(b) The securities reported on herein are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by IICO, an investment advisory subsidiary of WDR. The investment advisory contracts grant IICO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act. As a result of the Reorganization, WRIMCO, WRI, and WRFSI may no longer be deemed to have beneficial ownership of the Issuer’s securities.

IICO and WDR are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Act. Indirect “beneficial ownership” is attributed to WDR solely because of the WDR’s control relationship to IICO.

The following table sets forth information with respect to the ownership of the shares Common Stock by each of the Reporting Persons:

Reporting Person	Amount beneficially owned:		Percent of class (2):	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
IICO	28,714,892	(1)	27.1%	28,714,892	(1)	0	28,714,892	(1)	0
WRIMCO	0		0.0%	0		0	0		0
WRI	0		0.0%	0		0	0		0
WRFSI	0		0.0%	0		0	0		0
WDR	28,714,892	(1)	27.1%	28,714,892	(1)	0	28,714,892	(1)	0

(1)	Includes 4,000,000 shares of Common Stock issuable upon exercise of Waddell Warrants.

(2)	The percentages used in this Schedule 13D are calculated (i) based on an aggregate of 102,023,668 shares of Common Stock, which is the number of shares of Common Stock issued and outstanding immediately after giving effect to the Closing and the related transactions, as provided by the Company in writing to the Reporting Persons, and (ii) assuming the exercise of the reported Waddell Warrants.

Pursuant to the Notes Purchase Agreement, the Issuer also issued and sold warrants to purchase up to 4,000,000 shares of Common Stock (the “2015 Warrants”) to the Funds on August 20, 2015. The 2015 Warrants are not reported in this Schedule 13D because they contain a limitation preventing holders thereof from exercising any portion of the 2015 Warrant to the extent that after giving effect to such issuance after exercise such holder would beneficially own any Common Stock in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to such issuance, as set forth in the Form of Warrant for the 2015 Warrants (the “Form of 2015 Warrant”). The foregoing description of the 2015 Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Form of 2015 Warrant, which is attached hereto as Exhibit 8, and is incorporated herein by reference.

In addition, by virtue of the Voting and Lock-Up Agreement, the Reporting Persons and each of the other Voting Parties may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Act, and the group may be deemed to beneficially own an aggregate of 111,162,035 shares of Common Stock (including warrants and options to purchase an aggregate of 44,565,594 shares of Common Stock), representing approximately 75.8% of the outstanding shares of Common Stock based on the number of outstanding shares of Common Stock set forth above and assuming the exercise of the warrants and options held by the Voting Parties. The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Act) with the other Voting Parties and hereby disclaim beneficial ownership of any shares of Common Stock beneficially owned by the other Voting Parties.

(c) Other than as described in Item 3 or Item 4, no Reporting Person has effected any transactions in the shares of Common Stock during the 60 days preceding the date hereof.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Effective February 26, 2018, as a result of the Reorganization, each of WRIMCO, WRI and WRFSI ceased to be the beneficial owner of any shares of Common Stock. Therefore, this is an exit filing for WRIMCO, WRI, and WRFSI.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1*	Joint Filing Agreement dated February 15, 2018.

Exhibit 2	Security Agreement, dated as of August 20, 2015, by and among Marrone Bio Innovations, Inc. and the counterparties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 25, 2015).

Exhibit 3	Securities Purchase Agreement, dated as of December 15, 2017, by and among Marrone Bio Innovations, Inc. and the Buyers named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 18, 2017).

Exhibit 4	Omnibus Amendment No. 4 to Notes, dated as of December 15, 2017, by and among Marrone Bio Innovations, Inc., Ivy Science & Technology Fund, Waddell & Reed Advisors Science & Technology Fund, Ivy VIP Science & Technology and Ospraie Management LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 18, 2017).

Exhibit 5	Voting and Lock-Up Agreement, dated February 5, 2018, by and among the Ospraie Group, the Ardsley Group, the Funds, Pamela G. Marrone and Marrone Bio Innovations, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2018).

Exhibit 6	Form of Waddell Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 18, 2017).

Exhibit 7	Registration Rights Agreement, dated as of December 15, 2017, by and among Marrone Bio Innovations, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 18, 2017).

Exhibit 8	Form of 2015 Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 25, 2015).

Exhibit 9*	Power of Attorney.

Exhibit 10	Form of Agreement and Plan of Reorganization, dated as of November 15, 2017, by and between the Ivy Funds and the Waddell & Reed Advisors Funds, and joined in by Waddell & Reed Investment Management Company and Ivy Investment Management Company solely for the purposes stated therein (incorporated by reference to Appendix A to the Registration Statement on Form N-14 filed by the Ivy Funds with the SEC on December 8, 2017).

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2018

Waddell & Reed Financial, Inc.	Waddell & Reed Financial Services, Inc.

By: /s/ J.J. Richie	By: /s/ J.J. Richie
Name: J.J. Richie	Name: J.J. Richie
Title: Attorney-In-Fact*	Title: Attorney-In-Fact*

Waddell & Reed, Inc.	Waddell & Reed Investment Management Company

By: /s/ J.J. Richie	By: /s/ J.J. Richie
Name: J.J. Richie	Name: J.J. Richie
Title: Attorney-In-Fact*	Title: Attorney-In-Fact*

Ivy Investment Management Company

By: /s/ J.J. Richie
Name: J.J. Richie
Title: Attorney-In-Fact*

*	Executed by J.J. Richie as Attorney-in-Fact for the Reporting Person. The Power of Attorney for the Reporting Person is attached as Exhibit 9 to the Statement on Schedule 13D with respect to the Common Stock of Marrone Bio Innovations, Inc., filed with the Securities and Exchange Commission on February 15, 2018, and is incorporated herein by reference.

Schedule 1

CONTROL PERSONS, EXECUTIVE OFFICERS AND DIRECTORS OF WDR

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers, directors and other control persons of WDR are set forth below:

Waddell & Reed Financial, Inc.:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Philip J. Sanders 6300 Lamar Avenue Overland Park, Kansas 66202	Chief Executive Officer, Chief Investment Officer and Class III Director	Chief Executive Officer, Chief Investment Officer and Class III Director	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Brent K. Bloss 6300 Lamar Avenue Overland Park, Kansas 66202	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Wendy J. Hills 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President, General Counsel, Chief Legal Officer and Secretary	Senior Vice President, General Counsel, Chief Legal Officer and Secretary	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

John E. Sundeen, Jr. 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Administrative Officer – Investments	Senior Vice President and Chief Administrative Officer – Investments	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Benjamin R. Clouse 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Henry J. Herrmann 6300 Lamar Avenue Overland Park, Kansas 66202	Chairman of the Board and Class III Director	Chairman of the Board and Class III Director	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Alan W. Kosloff 6300 Lamar Avenue Overland Park, Kansas 66202	Lead Independent Director and Class I Director	Chairman	Kosloff & Partners, LLC—a consulting and investment firm. 416 Forest Road Vail, Colorado 81657

Sharilyn S. Gasaway 6300 Lamar Avenue Overland Park, Kansas 66202	Class I Director	Class I Director	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Thomas C. Godlasky 6300 Lamar Avenue Overland Park, Kansas 66202	Class II Director	Class II Director	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Dennis E. Logue 6300 Lamar Avenue Overland Park, Kansas 66202	Class II Director	Chairman of the Board	Ledyard Financial Group, Inc.—a bank holding company. 38 S. Main Street Hanover, New Hampshire 04755

Michael F. Morrissey 6300 Lamar Avenue Overland Park, Kansas 66202	Class II Director	Class II Director	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

James M. Raines 6300 Lamar Avenue Overland Park, Kansas 66202	Class III Director	President	James M. Raines and Company – an investment banking firm. 1919 Oakwell Farms Pkwy. Suite 150 San Antonio, TX 78218

Jerry W. Walton 6300 Lamar Avenue Overland Park, Kansas 66202	Class I Director	Class I Director	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Schedule 2

CONTROL PERSONS, EXECUTIVE OFFICERS AND DIRECTORS OF

WRFSI

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers, directors and other control persons of WRFSI are set forth below:

Waddell & Reed Financial Services, Inc.:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202	Sole Shareholder of Waddell & Reed Financial Services, Inc.	n/a	n/a

Philip J. Sanders 6300 Lamar Avenue Overland Park, Kansas 66202	President and Director	Chief Executive Officer, Chief Investment Officer and Class III Director	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Brent K. Bloss 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Director	Executive Vice President and Chief Operating Officer	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Benjamin R. Clouse 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Director	Senior Vice President and Chief Financial Officer	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Wendy J. Hills 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and General Counsel	Senior Vice President, General Counsel, Chief Legal Officer and Secretary	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

John E. Sundeen, Jr. 6300 Lamar Avenue Overland Park, Kansas 66202	Director	Senior Vice President and Chief Administrative Officer – Investments	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Schedule 3

CONTROL PERSONS, EXECUTIVE OFFICERS AND DIRECTORS OF

WRI

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers, directors and other control persons of WRI are set forth below:

Waddell & Reed, Inc.:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Waddell & Reed Financial Services, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202	Sole Shareholder of Waddell & Reed, Inc.	n/a	n/a

Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202	Sole Shareholder of Waddell & Reed Financial Services, Inc.	n/a	n/a

Shawn M. Mihal 6300 Lamar Avenue Overland Park, Kansas 66202	President and Director	President and Director	Waddell & Reed, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Brent K. Bloss 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President, Chairman of the Board, and Director	Executive Vice President and Chief Operating Officer	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Benjamin R. Clouse 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President, Chief Accounting Officer, and Director	Senior Vice President and Chief Financial Officer	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Wendy J. Hills 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and General Counsel	Senior Vice President, General Counsel, Chief Legal Officer and Secretary	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Lori A. Dorsey 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Marketing Officer	Senior Vice President and Chief Marketing Officer	Waddell & Reed, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Karen F. Lare 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Administrative Officer	Senior Vice President and Chief Administrative Officer	Waddell & Reed, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Jon W. Baker 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Procurement Officer	Senior Vice President and Chief Procurement Officer	Waddell & Reed, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Jacquelyn E. Glenn 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Supervisory Officer	Senior Vice President and Chief Supervisory Officer	Waddell & Reed, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Christopher W. Rackers 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Human Resource Officer	Senior Vice President and Chief Human Resource Officer	Waddell & Reed, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Schedule 4

CONTROL PERSONS, EXECUTIVE OFFICERS AND DIRECTORS OF

WRIMCO

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers, directors and other control persons of WRIMCO are set forth below:

Waddell & Reed Investment Management Company:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Waddell & Reed, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202	Sole Shareholder of Waddell & Reed Investment Management Company	n/a	n/a

Waddell & Reed Financial Services, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202	Sole Shareholder of Waddell & Reed, Inc.	n/a	n/a

Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202	Sole Shareholder of Waddell & Reed Financial Services, Inc.	n/a	n/a

Philip J. Sanders 6300 Lamar Avenue Overland Park, Kansas 66202	President, Chief Investment Officer, and Director	Chief Executive Officer, Chief Investment Officer and Class III Director	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Brent K. Bloss 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Director	Executive Vice President and Chief Operating Officer	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Wendy J. Hills 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and General Counsel	Senior Vice President, General Counsel, Chief Legal Officer and Secretary	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

John E. Sundeen, Jr. 6300 Lamar Avenue Overland Park, Kansas 66202	Executive Vice President, Chief Administrative Officer, and Director	Senior Vice President and Chief Administrative Officer – Investments	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Daniel G. Scherman 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Risk Officer	Senior Vice President and Chief Risk Officer	Waddell & Reed Investment Management Company 6300 Lamar Avenue Overland Park, Kansas 66202

J.J. Richie 6300 Lamar Avenue Overland Park, Kansas 66202	Vice President and Chief Compliance Officer	Vice President and Chief Compliance Officer	Waddell & Reed Investment Management Company 6300 Lamar Avenue Overland Park, Kansas 66202

Kurt A. Sundeen 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Operations Officer	Senior Vice President and Chief Operations Officer	Waddell & Reed Investment Management Company 6300 Lamar Avenue Overland Park, Kansas 66202

Christopher W. Rackers 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Human Resource Officer	Senior Vice President and Chief Human Resource Officer	Waddell & Reed, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Schedule 5

CONTROL PERSONS, EXECUTIVE OFFICERS AND DIRECTORS OF

IICO

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers, directors and other control persons of IICO are set forth below:

Ivy Investment Management Company:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202	Sole Shareholder of Ivy Investment Management Company	n/a	n/a

Philip J. Sanders 6300 Lamar Avenue Overland Park, Kansas 66202	President, Chief Investment Officer, and Director	Chief Executive Officer, Chief Investment Officer and Class III Director	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Brent K. Bloss 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Director	Executive Vice President and Chief Operating Officer	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Wendy J. Hills 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and General Counsel	Senior Vice President, General Counsel, Chief Legal Officer and Secretary	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

John E. Sundeen, Jr. 6300 Lamar Avenue Overland Park, Kansas 66202	Executive Vice President, Chief Administrative Officer, and Director	Senior Vice President and Chief Administrative Officer – Investments	Waddell & Reed Financial, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202

Daniel G. Scherman 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Risk Officer	Senior Vice President and Chief Risk Officer	Waddell & Reed Investment Management Company 6300 Lamar Avenue Overland Park, Kansas 66202

J.J. Richie 6300 Lamar Avenue Overland Park, Kansas 66202	Vice President and Chief Compliance Officer	Vice President and Chief Compliance Officer	Waddell & Reed Investment Management Company 6300 Lamar Avenue Overland Park, Kansas 66202

Kurt A. Sundeen 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Operations Officer	Senior Vice President and Chief Operations Officer	Waddell & Reed Investment Management Company 6300 Lamar Avenue Overland Park, Kansas 66202

Christopher W. Rackers 6300 Lamar Avenue Overland Park, Kansas 66202	Senior Vice President and Chief Human Resource Officer	Senior Vice President and Chief Human Resource Officer	Waddell & Reed, Inc. 6300 Lamar Avenue Overland Park, Kansas 66202